As filed with the Securities and Exchange Commission
                                   on March 29, 1995

             _____________________________________________________________

                           SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.  20549

                             ______________________________


                                       FORM 11-K

                      [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                 OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                      For the fiscal year ended September 30, 1994

                                           OR

                 [] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                   SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                 For the transition period from _________ to _________

                           _________________________________

                              Commission File No:  0-14134

                           _________________________________


                  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            THE GOOD GUYS! DEFERRED PAY PLAN

                  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  The Good Guys, Inc.
                                 7000 Marina Boulevard
                            Brisbane, California  94005-1830











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                                  REQUIRED INFORMATION

                       The Good Guys! Deferred Pay Plan ("Plan") is
             subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended September 30, 1993 and 1994, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.


                                       SIGNATURES

                       The Plan.  Pursuant to the requirements of the
             Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


             THE GOOD GUYS! DEFERRED PAY PLAN

             By:  The Good Guys! Deferred Pay Plan Administrative
                  Committee



             /s/ Robert A. Gunst                March 29, 1995
             _____________________________
             (Robert A. Gunst)


             /s/ John P. Goldsberry             March 29, 1995
             _____________________________
             (John P. Goldsberry)


             /s/ Thomas A. Hannah               March 29, 1995
             _____________________________
             (Thomas A. Hannah)













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